BERGIO INTERNATIONAL INC.

12 DANIEL ROAD EAST

FAIRFIELD, NEW JERSEY 07004

TEL: (973) 227-3230

July 24, 2012

VIA EDGAR

William H. Thompson

Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bergio International Inc.

Registration Statement on Form S-1/A (the “Registration Statement”)

Filed on June 27, 2012

File No. 333-179283

Dear Mr. Thompson:

In connection with the letter filed by Bergio International Inc. (the “Company”) on July 23, 2012 requesting that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the Registration Statement, the Company acknowledges the following:

(1)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

BERGIO INTERNATIONAL INC.

By:	/s/ Berge Abajian
Name: Berge Abajian
Title: Chief Executive Officer